                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                        RUTHERFORD-MORAN OIL CORPORATION
               ---------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
               ---------------------------------------------------
                         (Title of Class of Securities)

                                   783286-10-7
              ----------------------------------------------------
                                 (CUSIP Number)

                 Lydia I. Beebe                   Terry M. Kee
                 Chevron Corporation              Pillsbury Madison & Sutro
                 575 Market Street                P.O. Box 7880
                 San Francisco, CA 94105          San Francisco, CA 94120
                 (415) 894-7700                   (415) 983-1000


              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 17, 1999
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                    CUSIP No. 783286 10 7

                   1)       Names of Reporting Persons
                            S.S. or I.R.S. Identification Nos. of Above Persons

                            Chevron Corporation

--------------------------------------------------------------------------------
                   2) Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                  (a)        [ ]
                                                                  (b)        [X]

--------------------------------------------------------------------------------
                   3)       SEC Use Only

--------------------------------------------------------------------------------
                   4)       Source of Funds (See Instructions)

                            00

--------------------------------------------------------------------------------
                   5)       Check if Disclosure of Legal Proceedings is
                            Required Pursuant to Items 2(d) or 2(e)          [ ]

--------------------------------------------------------------------------------
                   6)       Citizenship or Place of Organization

                            Delaware

--------------------------------------------------------------------------------
                   7)       Sole Voting Power

                            1,000
Number of Shares   -------------------------------------------------------------
Beneficially       8)       Shared Voting Power
Owned by Each
Reporting                   0
Person With        -------------------------------------------------------------
                   9)       Sole Dispositive Power

                            1,000
                   -------------------------------------------------------------
                   10)      Shared Dispositive Power

                            0

--------------------------------------------------------------------------------
                   11) Aggregate Amount Beneficially Owned by Each Reporting Person

                            1,000

--------------------------------------------------------------------------------
                   12)      Check if the Aggregate Amount in Row (11) Excludes
                            Certain Shares (See Instructions)                [ ]

--------------------------------------------------------------------------------
                   13)      Percent of Class Represented by Amount in Row (11)

                            100%

--------------------------------------------------------------------------------
                    14)      Type of Reporting Person (See Instructions)
                             CO

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     With respect to each contract, agreement or other document referred to herein and filed with the Securities and Exchange Commission as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.


ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the common stock, $0.01 par value per share of Rutherford-Moran Oil Corporation, a Delaware corporation (the "Issuer" or "Rutherford-Moran"), whose principal executive offices are located at 575 Market Street, San Francisco, CA 94105.


ITEM 2.  IDENTITY AND BACKGROUND.

     (a, b, c and f) This Statement is being filed by Chevron Corporation, a Delaware corporation ("Chevron"). The principal office of Chevron is 575 Market Street, San Francisco, CA 94105.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The consideration is to be shares of common stock, par value $1.50 per share, of Chevron.


ITEM 4.  PURPOSE OF TRANSACTION.

     On March 17, 1999, Chevron Thailand Inc. ("Chevron Thailand"), a Delaware corporation and wholly-owned subsidiary of Chevron, was merged with and into Rutherford-Moran (the "Merger"), pursuant to an Agreement and Plan of Merger dated December 23, 1998 (the "Merger Agreement") among Chevron, Chevron Thailand and Rutherford-Moran. Rutherford-Moran is the surviving corporation of the Merger.

     Pursuant to the Merger Agreement (a) each issued and outstanding share of the capital stock of Chevron Thailand has been converted into one fully-paid and non-assessable share of common stock, par value $.01 per share of the surviving corporation, (b) the name of Rutherford-Moran has been changed to Chevron Thailand Inc., (c) all of the directors and officers of Rutherford-Moran were replaced by the directors and officers of Chevron Thailand, and (d) the Certificate of Incorporation and By-laws of Chevron Thailand have become the Certificate of Incorporation and By-laws of Rutherford-Moran.

     The Rutherford-Moran common stock has been de-listed from the Nasdaq National Market and the registration of the Rutherford-Moran common stock has become eligible for termination pursuant to section 12(g)(4) of the Exchange Act. A Form 15 has been filed with the SEC to terminate the registration of the common stock pursuant to section 12(g)(4).

     When the Merger became effective, the duty to file reports pursuant to section 13 of the Exchange Act with respect to the Senior Subordinated Notes Due 2004 (the "Notes") issued by Rutherford-Moran pursuant to an Indenture between Rutherford-Moran and the Bank of Montreal Trust Company, dated September 27, 1997, became eligible for suspension, pursuant to section 12(h)(3) of the Exchange Act. A Form 15 has been filed with the SEC to suspend the duty to file reports under Section 13 and 15(d) of the Exchange Act with respect to the Notes.


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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate number of shares of Rutherford-Moran common stock deemed to be beneficially owned by Chevron is 1,000 shares, which represents 100% of the outstanding shares of Rutherford-Moran common stock.

     (b) Chevron has the right to direct the vote of 1,000 shares of Rutherford-Moran common stock.

     (c) Not applicable.


                                      -4-

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                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  March 17, 1999         CHEVRON CORPORATION



                              By            /s/ LYDIA I. BEEBE
                                  ----------------------------------------------
                                                Lydia I. Beebe,
                                                  Secretary


                              CHEVRON THAILAND INC.



                              By           /s/ HILMAN P. WALKER
                                 -----------------------------------------------
                                               Hilman P. Walker,
                                          Vice President and Secretary


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